Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2024

Monaco, February 5, 2025 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the fourth quarter (“Q4 2024”) and year ended December 31, 2024.

I.	PROFITABILITY AND LIQUIDITY

•	FY 2024 Net Income available to common stockholders of $290.7 million ($2.44 per share).

•	FY 2024 Adjusted Net Income available to common stockholders[1] of $329.7 million ($2.76 per share).

•	Q4 2024 Net Income available to common stockholders of $29.7 million ($0.25 per share).

•	Q4 2024 Adjusted Net Income available to common stockholders[1] of $82.3 million ($0.69 per share).

•	Liquidity of $941.6 million[2].
II.	OWNED FLEET CHARTER UPDATE[3] - FULLY EMPLOYED CONTAINERSHIP FLEET FOR 2025

•	Forward fixing of 12 containerships for a period ranging from 16 to 38 months with incremental revenues of $332.6 million since the Q3 2024 earnings release.

•	96% and 69% of the containership fleet[4] fixed for 2025 and 2026, respectively.

•	Contracted revenues for the containership fleet of approximately $2.4 billion with a TEU-weighted duration of 3.4 years[5].

•	Entered into more than 50 chartering agreements for the owned dry bulk fleet since Q3 2024 earnings release.

III.	SALE AND PURCHASE ACTIVITY

Vessel Acquisitions

•	Conclusion of the acquisition of:
-	the 2011-built, 179,546 DWT capacity dry bulk vessel, Magnes (ex. Nord Magnes).
-	the 2014-built, 61,090 DWT capacity dry bulk vessel, Alwine (ex. Alwine Oldendorff).
-	the 2015-built, 61,090 DWT capacity dry bulk vessel, August (ex. August Oldendorff).

1 Adjusted Net Income available to common stockholders and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

2 Including margin deposits relating to our forward freight agreements (“FFAs”) and bunker swaps of $45.2 million, short term investments in U.S. Treasury Bills amounting to $18.5 million and $100 million from one hunting license facility subject to final documentation.

3 Please refer to the Containership Fleet List table in Exhibit 99.2 for additional information on vessel employment details for our containership fleet.

4 Calculated on a TEU basis.

5 As of February 4, 2025.

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Vessel Disposals

•	Conclusion of the sale of the 2012-built, 37,019 DWT capacity dry bulk vessel, Discovery generating net sale proceeds after debt prepayment of $7.7 million.
•	Agreement for the sale of the 2008-built, 76,619 DWT capacity dry bulk vessel, Rose (expected conclusion of the sale within Q1 – Q2 2025). Estimated net sale proceeds after debt prepayment of $4.1 million.
IV.	NEW DEBT FINANCING / PREPAYMENT OF UNSECURED BONDS
•	Conclusion of refinancing/ financing of 36 dry bulk vessels through four bilateral term loan facilities with European financial institutions. More specifically:
-	Total drawn amounts: $339.3 million.
-	No increase in leverage with respect to the refinancings.
-	Repayment tenor of at least 5 years.
-	Improvement of funding cost.
•	No significant debt maturities until 2027.
•	Conclusion of the full prepayment with cash on hand of €100 million aggregate principal amount of unsecured bonds issued by our wholly owned subsidiary, Costamare Participations Plc.
•	Secured $100 million hunting license agreement with a European financial institution.
V.	DRY BULK OPERATING PLATFORM

•	Costamare Bulkers Inc. (“CBI”) has currently fixed a fleet of 51 dry bulk vessels on period charters, consisting of:

-	36 Newcastlemax/ Capesize vessels.
-	15 Kamsarmax vessels.
•	Majority of the fixed fleet is on index linked charter-in agreements, consisting of:
-	32 charters for Newcastlemax/ Capesize vessels that are index linked.
-	10 charters for Kamsarmax vessels that are index linked.
•	Average remaining tenor for the Newcastlemax/ Capesize and Kamsarmax chartered-in fleet of 13 and 14 months, respectively.

VI.	LEASE FINANCING PLATFORM
•	Controlling interest in Neptune Maritime Leasing Limited (“NML”).
•	Company’s current investment in NML of $123.3 million.
•	Growing leasing platform, currently funding or committed to funding 37 shipping assets as of the date of this press release, representing a total investment of approximately $505.7 million, on the back of what we believe is a healthy pipeline.

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VII.	DIVIDEND ANNOUNCEMENTS – SHARE REPURCHASE PROGRAM

•	On January 2, 2025, the Company declared a dividend of $0.115 per share on the common stock, which is payable on February 6, 2025, to holders of record of common stock as of January 21, 2025.

•	On January 2, 2025, the Company declared a dividend of $0.476563 per share on the Series B Preferred Stock, $0.531250 per share on the Series C Preferred Stock and $0.546875 per share on the Series D Preferred Stock, which were all paid on January 15, 2025 to holders of record as of January 14, 2025.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the fourth quarter of the year, the Company generated adjusted Net Income of about $82 million. Our liquidity stands at around $940 million after repaying during the year a fixed rate bond of 100 million Euro and redeeming the Series E preferred stock of approximately $115 million.

In the containership sector the Red Sea crisis led to diversions via the much longer Cape of Good Hope route. These diversions, together with strong cargo demand, absorbed the incremental new building capacity. The commercially idle fleet remained low during 2024 and at the start of 2025. Should however liners gradually return to the Suez route, the release of tonnage, combined with new building capacity, could potentially distort the current supply and demand dynamics.

During the quarter we chartered on a forward basis 12 containerships with an average time charter duration of about two and a half years and estimated contracted revenues of close to $330 million.

The containership fleet employment stands at 96% and 69% for 2025 and 2026, respectively. Total contracted revenues amount to $2.4 billion with a remaining time charter duration of 3.4 years.

On the dry bulk market, charter rates dropped to their lowest levels of 2024 during the last quarter and have started 2025 on a similarly soft note. The easing of congestion, along with pressures in the China steel market and less grain ton-mile demand have resulted in tonnage oversupply.

As per our strategy to renew the owned fleet and increase its average size during the quarter we concluded the acquisition of one Capesize and two Ultramax vessels as well as the disposal of one Handysize ship, while we have agreed to sell one Panamax vessel.

CBI manages a fleet of 51 ships, the majority of which are on index-linked charter-in agreements. As mentioned in the past, we have a long-term commitment to the sector, and we view the vessel-owning and the trading platform as highly complementary activities.

Finally, with regards to Neptune Maritime Leasing, the platform continues to grow with a healthy pipeline, having total investments and commitments exceeding $500 million.”

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Financial Summary

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2023	2024	2023	2024

Voyage revenue	$1,502,491	$1,849,860	$490,523	$443,165
Voyage revenue – related parties	—	$210,087	—	$98,959
Total voyage revenue	$1,502,491	$2,059,947	$490,523	$542,124
Accrued charter revenue (1)	$3,293	$(6,781)	$(1,222)	$(3,754)
Amortization of time-charter assumed	$(197)	$(625)	$(56)	$(242)
Total voyage revenue adjusted on a cash basis (2)	$1,505,587	$2,052,541	$489,245	$538,128
Income from investments in leaseback vessels	$8,915	$23,947	$4,324	$6,279

Adjusted Net Income available to common stockholders (3)	$249,006	$329,650	$79,981	$82,302
Weighted Average number of shares	120,299,172	119,299,405	118,042,187	119,805,639
Adjusted Earnings per share (3)	$2.07	$2.76	$0.68	$0.69

Net Income	$381,019	$316,334	$104,675	$31,916
Net Income available to common stockholders	$354,681	$290,677	$96,586	$29,742
Weighted Average number of shares	120,299,172	119,299,405	118,042,187	119,805,639
Earnings per share	$2.95	$2.44	$0.82	$0.25

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Total voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates. However, Total voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Total voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements of our fleet are described in the notes to the “Fleet List” tables in Exhibit 99.2.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month periods and the years ended December 31, 2024 and 2023. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

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Exhibit I

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2023	2024	2023	2024

Net Income	$381,019	$316,334	$104,675	$31,916
Earnings allocated to Preferred Stock	(31,068)	(23,796)	(7,767)	(5,230)
Deemed dividend of Series E Preferred Stock	—	(5,446)	—	—
Non-Controlling Interest	4,730	3,585	(322)	3,056
Net Income available to common stockholders	354,681	290,677	96,586	29,742
Accrued charter revenue	3,293	(6,781)	(1,222)	(3,754)
Deferred charter-in expense	—	89	—	(211)
General and administrative expenses - non-cash component	5,850	8,427	1,556	1,919
Amortization of time-charter assumed	(197)	(625)	(56)	(242)
Realized (gain) /loss on Euro/USD forward contracts (1)	(729)	(687)	(193)	100
Vessels’ impairment loss	434	—	205	—
(Gain) / Loss on sale of vessels, net	(112,220)	(3,788)	971	(440)
Loss on vessels held for sale	2,305	—	2,305	—
(Gain) / Loss on sale of vessels, net, by jointly owned companies with York Capital included in equity gain on investments (1)	493	—	—	—
Non-recurring, non-cash write-off of loan deferred financing costs	1,484	1,809	45	1,404
(Gain) / Loss on derivative instruments, excluding realized (gain) / loss on derivative instruments (1)	(4,801)	36,753	(18,629)	53,137
Other non-cash items	(1,587)	3,776	(1,587)	647
Adjusted Net Income available to common stockholders	$249,006	$329,650	$79,981	$82,302
Adjusted Earnings per Share	$2.07	$2.76	$0.68	$0.69
Weighted average number of shares	120,299,172	119,299,405	118,042,187	119,805,639

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock, deemed dividend of Series E Preferred Stock and Non-Controlling Interest, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, deferred charter-in expense, amortization of time-charter assumed, loss on vessels held for sale, vessels’ impairment loss, realized (gain)/loss on Euro/USD forward contracts, (gain)/loss on sale of vessels, net , (gain)/loss on sale of vessels, net, by jointly owned companies with York Capital included in equity gain on investments, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component, (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments and other non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1)	Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.

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